EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

US Graphite Producers Win Preliminary ITC Trade Case Ruling

BRISBANE, AUSTRALIA, February 3, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, applauds today’s preliminary determination by the International Trade Commission (ITC) that China has supressed the establishment of the domestic graphite industry by exporting artificially cheap graphite to the United States. As previously announced on December 19, 2024, the American Active Anode Material Producers’ (“AAAMP”), including NOVONIX, initiated a case with the ITC and the U.S. Department of Commerce (“Commerce”) to investigate whether China is exporting natural and synthetic graphite used to make lithium-ion battery anode material at unfair prices to the United States and seeking import tariffs as a remedy.1

Mr. Robert Long, Interim CEO of NOVONIX, said, “China’s strategic efforts to control the global critical minerals supply chain, fueled by massive government subsidies with the clear intent of suppressing fair competition, are a threat to U.S. energy and national security. The ITC’s ruling represents an important step towards leveling the playing field for U.S. critical minerals producers and bringing transparency to the global marketplace. This will protect companies like NOVONIX from unfair predatory pricing practises by Chinese producers.

Now that the ITC has made its preliminary determination, the case will proceed simultaneously before Commerce and the ITC under the jurisdiction of U.S. antidumping and countervailing duty (AD/CVD) statutes. If the investigation proves conclusive,

1 American-Graphite-Producers-File-Trade-Case-with-U.S.-Government-Over-Chinas-Manipulation-of-Global-Graphite-Market.pdf

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Commerce will assess the use of additional tariffs equal to the extent of unfair pricing by the Chinese. China currently has over 95% market share for battery grade graphite.2

NOVONIX’s Riverside facility, located in Chattanooga, Tennessee, is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production in early 2026. with plans to grow output to 20,000 tonnes per annum to meet current customer commitments for Panasonic, Stellantis, and PowerCo.

This case was filed by the AAAMP which is comprised of four members of the North American Graphite Alliance (“NAGA”), including NOVONIX, and two additional graphite anode material producers in the United States. NAGA represents American and Canadian producers of battery-grade natural and synthetic graphite, both of which are used to create anode material for lithium-ion batteries.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

2 Benchmark Minerals Intelligence Anode Price Assessment September 2024

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to commence commercial production and meet our production target at our Riverside facility.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com